# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Associated Banc-Corp (the "Issuer"), CIK 0000007789
CUSIP: 045487105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 433 Main Street, Green Bay, Wisconsin (WI), 54301
Date of event which requires filing of this statement: 04/01/2026
Filed by CIK 0002113028
Persons authorized to receive notices and communications: Mark C. Kanaly, Alston & Bird LLP, 2200 Ross Avenue, Suite 2300, Dallas, Texas (TX), 75201, 214 922 3404

## Reporting persons
- Wende L. Kotouc (CIK 0002113028): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,773,132; sole dispositive power 0; shared dispositive power 1,773,132; aggregate amount beneficially owned 1,773,132 (0.94% of the class)
- John F. Kotouc: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,589,901; sole dispositive power 0; shared dispositive power 9,589,901; aggregate amount beneficially owned 9,589,901 (5.09% of the class)
- John F. Kotouc Special Holding Trust: type of reporting person: other (OO); citizenship or place of organization: Nebraska (NE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,321,731; sole dispositive power 0; shared dispositive power 8,321,731; aggregate amount beneficially owned 8,321,731 (4.42% of the class)
- Thomas O. Kotouc: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 412,017; sole dispositive power 0; shared dispositive power 412,017; aggregate amount beneficially owned 412,017 (0.22% of the class)
- Jan M. Kotouc: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 412,017; sole dispositive power 0; shared dispositive power 412,017; aggregate amount beneficially owned 412,017 (0.22% of the class)
- Thomas O. Kotouc Living Trust dated February 2, 1998, and any amendments thereto: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 412,017; sole dispositive power 0; shared dispositive power 412,017; aggregate amount beneficially owned 412,017 (0.22% of the class)
- Ann L. Duey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 139,888; sole dispositive power 0; shared dispositive power 139,888; aggregate amount beneficially owned 139,888 (0.07% of the class)
- Ann L. Duey Trust under a Declaration of Trust dated June 26, 2020: type of reporting person: other (OO); citizenship or place of organization: Nebraska (NE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 139,888; sole dispositive power 0; shared dispositive power 139,888; aggregate amount beneficially owned 139,888 (0.07% of the class)
- John and Wende Kotouc 2009 Trust for the Benefit of Camille Skye Kotouc UTA 9/21/2009: type of reporting person: other (OO); citizenship or place of organization: Nebraska (NE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 252,481; sole dispositive power 0; shared dispositive power 252,481; aggregate amount beneficially owned 252,481 (0.13% of the class)
- John and Wende Kotouc 2009 Trust for the Benefit of Thomas Jackson Kotouc UTA 9/21/2009: type of reporting person: other (OO); citizenship or place of organization: Nebraska (NE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 252,481; sole dispositive power 0; shared dispositive power 252,481; aggregate amount beneficially owned 252,481 (0.13% of the class)
- Camille S. Kotouc 2020 Irrevocable Trust, dated December 16, 2020: type of reporting person: other (OO), broker-dealer (BD); citizenship or place of organization: South Dakota (SD); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 634,085; sole dispositive power 0; shared dispositive power 634,085; aggregate amount beneficially owned 634,085 (0.34% of the class)
- Thomas J. Kotouc 2020 Irrevocable Trust, dated December 16, 2020: type of reporting person: other (OO); citizenship or place of organization: South Dakota (SD); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 634,085; sole dispositive power 0; shared dispositive power 634,085; aggregate amount beneficially owned 634,085 (0.34% of the class)
- Camille S. Kotouc: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 616; sole dispositive power 0; shared dispositive power 616; aggregate amount beneficially owned 616 (0% of the class)
- Thomas J. Kotouc: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 616; sole dispositive power 0; shared dispositive power 616; aggregate amount beneficially owned 616 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Associated Banc-Corp (the "Issuer")
Address of issuer's principal executive offices: 433 Main Street, Green Bay, Wisconsin (WI), 54301

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by Wende L. Kotouc, John F. Kotouc, the John F. Kotouc Special Holding Trust (the "JK Trust"), Thomas O. Kotouc, Jan M. Kotouc, the Thomas O. Kotouc Living Trust dated February 2, 1998, and any amendments thereto (the "TOK Trust"), Ann L. Duey, the Ann L. Duey Trust under a Declaration of Trust dated June 26, 2020 (the "AD Trust"), the John and Wende Kotouc 2009 Trust for the Benefit of Camille Skye Kotouc UTA 9/21/2009 (the "CK 2009 Trust"), the John and Wende Kotouc 2009 Trust for the Benefit of Thomas Jackson Kotouc UTA 9/21/2009 (the "TK 2009 Trust"), the Camille S. Kotouc 2020 Irrevocable Trust, dated December 16, 2020 (the "CK 2020 Trust"), the Thomas J. Kotouc 2020 Irrevocable Trust, dated December 16, 2020 (the "TK 2020 Trust"), Thomas J. Kotouc and Camille S. Kotouc (collectively, the "Reporting Persons").
John F. Kotouc is trustee of the JK Trust. Thomas O. Kotouc and Jan M. Kotouc are co-trustees of the JOK Trust. Ann L. Duey is trustee of the AD Trust. Wende L. Kotouc is trustee of the CK 2009 Trust, the TK 2009 Trust, the CK 2020 Trust and the TK 2020 Trust. John F. Kotouc and Wende L. Kotouc are the members of the investment committees for the CK 2020 Trust and the TK 2020 Trust.
Residence or business address: The address for Wende L. Kotouc, John F. Kotouc, Camille S. Kotouc, Thomas J. Kotouc and the JK Trust is 8990 W. Dodge Rd., Omaha, NE 68114. The address for Thomas O. Kotouc, Jan M. Kotouc and the TOK Trust is 10 Courtland Green St., Spring, TX 77382. The address for Ann L. Duey and the AD Trust is 1206 S 116th Avenue, Omaha, NE 68144. The address for the CK 2020 Trust and the TK 2020 Trust is 600 Stevens Port Drive, Suite 140, Dakota Dunes, SD 57049. The address for the CK 2009 Trust and the TK 2009 Trust is c/o First Nebraska Trust Co., PO Box 81667, Lincoln, NE 68501.
Present principal occupation or employment:
Wende L. Kotouc is a member of the Board of Directors of the Issuer, whose address is 433 Main Street, Green Bay, WI 54301. Thomas J. Kotouc is an AVP, Corporate Development Associate II at American National Bank, a community bank headquartered in Omaha, Nebraska, whose address is 8990 W. Dodge Rd., Omaha, NE 68114. John F. Kotouc, Thomas O. Kotouc, Jan M. Kotouc, Ann L. Duey and Camille S. Kotouc are not employed.
The TOK Trust is a Texas trust. The JK Trust, AD Trust, CK 2009 Trust and TK 2009 Trust are Nebraska trusts. The CK 2020 Trust and TK 2020 Trust are South Dakota trusts. The address of each trust is set forth in Item 2b. above.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: Wende L. Kotouc, John F. Kotouc, Thomas O. Kotouc, Jan M. Kotouc, Ann L. Duey, Camille S. Kotouc and Thomas J. Kotouc are citizens of the United States. The TOK Trust is a Texas trust. The JK Trust, AD Trust, CK 2009 Trust and TK 2009 Trust are Nebraska trusts. The CK 2020 Trust and TK 2020 Trust are South Dakota trusts.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 1, 2026, the Issuer completed its previously-announced merger (the "Merger") with American National Corporation ("American National"), the parent of American National Bank, a national banking association, pursuant to the Agreement and Plan of Merger, dated as of November 30, 2025 (the "Merger Agreement"). Upon the terms and subject to the conditions set forth in the Merger Agreement, each share of voting stock, par value $1.00 per share, and each share of non-voting stock, par value $0.01 per share, of American National issued and outstanding immediately prior to the completion of the Merger, other than certain excepted shares, were converted into the right to receive 36.250 shares of Common Stock.
Each of the JK Trust, the TOK Trust, the AD Trust, the CK 2009 Trust, the TK 2009 Trust, the CK 2020 Trust, the TK 2020 Trust, Thomas J. Kotouc and Camille S. Kotouc were holders of voting stock or non-voting stock of American National at the time of completion of the Merger and received shares of the Issuer's Common Stock as consideration in the Merger.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes. In connection with the completion of the Merger, Wende L. Kotouc was appointed as a director of the Issuer. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in each case in any manner permitted by law and the Shareholders' Agreement (defined below). Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own 10,648,000 shares of Common Stock, which represent 5.65% of the issued and outstanding Common Stock. All percentages in this Schedule 13D are based on 188,429,093 shares of Common Stock outstanding as of April 1, 2026 following the completion of the Merger.
The trustees of the JK Trust, the TOK Trust, the AD Trust, the CK 2009 Trust, The TK 2009 Trust, the CK 2020 Trust and the TK 2020 Trust disclaim beneficial ownership of the shares of Common Stock owned by each trust except to the extent of their pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Rows 7 to 13 of the cover pages for each Reporting Person is incorporated into this Item 5 by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, no transactions in the Common Stock were effected by the Reporting Persons in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Transfer, Voting and Registration Rights Agreement
On November 30, 2025, concurrently with the execution and delivery of the Merger Agreement, the JK Trust, the TOK trust and the AD Trust, and the voting shareholders of American National, entered into the Transfer, Voting and Registration Rights Agreement with the Issuer (the "Shareholders' Agreement") pursuant to which, among other things, each voting shareholder delivered its executed written consent to adopt the Merger Agreement, agreed to comply with certain transfer restrictions with respect to the shares of Common Stock they received in the Merger and agreed, subject to limited exceptions, to vote their shares of Common Stock in accordance with the recommendation of the Issuer's board of directors, and the Issuer agreed to register such shares of Common Stock on the terms and subject to the conditions set forth in the Shareholders' Agreement. The transfer restrictions prohibit transfers of shares of Common Stock in the first sixty days following the completion of the Merger and, for the remainder of the period through the first anniversary, among other things, limits the public sale of shares of Common Stock to 150,000 shares per day (unless pursuant to a broadly distributed underwritten offering). The transfer and voting obligations will terminate at such time when the JK Trust, the TOK Trust and the AD Trust cease to hold at least 5% of the outstanding voting securities of the Issuer, and each such shareholder's registration rights will terminate once such shareholder no longer holds any registrable securities of the Issuer.
The foregoing description of the Shareholders' Agreement is a summary, and is qualified in its entirety by reference to the complete terms of the Shareholders' Agreement filed hereto as Exhibit 2 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Agreement and Plan of Merger, dated as of November 30, 2025, by and between Associated Banc-Corp and American National Corporation, incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on December 4, 2025.
2. Transfer, Voting and Registration Rights Agreement, dated as of November 30, 2025, between Associated Banc-Corp and the other signatories thereto, incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on December 4, 2025.
3. Joint Filing Agreement.

## Signatures
- Wende L. Kotouc: /s/ Wende L. Kotouc, Wende L. Kotouc (04/03/2026)
- John F. Kotouc: /s/ John F. Kotouc, John F. Kotouc (04/03/2026)
- John F. Kotouc Special Holding Trust: /s/ John F. Kotouc, Trustee (04/03/2026)
- Thomas O. Kotouc: /s/ Thomas O. Kotouc, Thomas O. Kotouc (04/03/2026)
- Jan M. Kotouc: /s/ Jan M. Kotouc, Jan M. Kotouc (04/03/2026)
- Thomas O. Kotouc Living Trust dated February 2, 1998, and any amendments thereto: /s/ Thomas O. Kotouc, Trustee (04/03/2026)
- Thomas O. Kotouc Living Trust dated February 2, 1998, and any amendments thereto: /s/ Jan M. Kotouc, Trustee (04/03/2026)
- Ann L. Duey: /s/ Ann L. Duey, Ann L. Duey (04/03/2026)
- Ann L. Duey Trust under a Declaration of Trust dated June 26, 2020: /s/ Ann L. Duey, Trustee (04/03/2026)
- John and Wende Kotouc 2009 Trust for the Benefit of Camille Skye Kotouc UTA 9/21/2009: /s/ Wende L. Kotouc, Trustee (04/03/2026)
- John and Wende Kotouc 2009 Trust for the Benefit of Thomas Jackson Kotouc UTA 9/21/2009: /s/ Wende L. Kotouc, Trustee (04/03/2026)
- Camille S. Kotouc 2020 Irrevocable Trust, dated December 16, 2020: /s/ Wende L. Kotouc, Trustee (04/03/2026)
- Thomas J. Kotouc 2020 Irrevocable Trust, dated December 16, 2020: /s/ Wende L. Kotouc, Trustee (04/03/2026)
- Camille S. Kotouc: /s/ Camille S. Kotouc, Camille S. Kotouc (04/03/2026)
- Thomas J. Kotouc: /s/ Thomas J. Kotouc, Thomas J. Kotouc (04/03/2026)